Exhibit 99.2

MANAGEMENT DISCUSSION AND ANALYSIS
Three months ended June 30, 2012 and 2011
_______________________

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

This Management’s Discussion and Analysis (“MD&A”) of Keegan Resources Inc. (“Keegan” or the “Company”) has been prepared by management as of August 14, 2012 and should be read in conjunction with the Company’s condensed interim consolidated financial statements for the three months ended June 30, 2012 and the related notes thereto, prepared in accordance with International Accounting Standard No. 34, Interim Financial Reporting. This MD&A should also be read in conjunction with the annual audited consolidated financial statements for the year ended March 31, 2012 and 2011, prepared in accordance with International Financial Reporting (“IFRS”), the related MD&A and the most recent Annual Information Form on file with SEDAR. All dollar amounts herein are expressed in United States dollars unless stated otherwise.

This MD&A contains Forward Looking Information. Please read the Cautionary Statements on page 17 carefully.

Highlights for the 3 months ended June 30, 2012 and subsequent period to August 14, 2012

The Company’s is focused on advancing it’s Esaase Gold Project (“Esaase” or the “Property”) located on the Asankrangwa gold belt in Ghana.

Overview

•
Proven and Probable Mineral Reserves of 2.9 million ounces of gold at Esaase included within 3.64 million ounces of Measured and Indicated Resource with an additional 1.55 million ounces of Inferred Resources.

•	Well financed with $188.4 million in cash at June 30, 2012.
•	Engineering work underway to optimize the development plan for Esaase.
•	Active in acquiring strategic ground adjacent to and near Esaase.

Acquisitions

The Company continued to work towards the completion of a transaction whereby it expects to acquire the rights to 11 square kilometers of concessions along strike to the south-west of the Esaase main zone.  The concessions are currently designated as Small Miners concessions by the Government of Ghana and by an Agreement (the “Land Swap Transaction”) made in April 2012 between Keegan and the Mpatoam Small Scale Mining Company (“Mpatoam”) the Company has reached terms under which it will exchange a portion of its Jeni River Mining Lease for the Small Miners concessions.  During the period, the Company applied for the consent of the Minister of Lands and Natural Resources to the transaction and on July 10, 2012 the Ghanaian Minerals Commission recommended ministerial approval.  The Company expects to complete this acquisition during the 2012 calendar year.

Engineering and Development

During the period, the Company initiated efforts to re-focus its development plan for Esaase looking at two specific areas, as follows:
•	a processing plant with a reduced capacity and improved metallurgical process design to substantially reduce the upfront project capital requirements, and
•	an improved mine design plan featuring higher grade feed to the processing plant and/or a lower strip ratio during the early mine life years.

In June 2012, the Company engaged DRA Minerals Projects (“DRA”) of Johannesburg, South Africa to investigate improved process design and a reduced capacity processing plant.  Initial work by DRA investigated the merits of utilizing flotation process to enhance the project economics.  In a trade-off study, DRA estimated capital and operating costs for flotation versus whole ore leach processing and determined that implementing a flotation process would provide an incremental benefit to the economics of the project as well as create environmental advantages as compared to whole ore leaching.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Based on the revised preliminary process flow sheet, DRA initiated a conceptual level capital and operating cost estimate for a 4.0 million tonne per annum (“MTPA”) processing plant.  Preliminary capital cost estimates indicate that the project capital cost can be reduced to approximately US$260 million including all project items except mining equipment, which is expected to be provided as part of an agreement with a mining contractor.

Also in June 2012, the Company engaged Minxcon, a South African based mineral resource consultancy firm to review the mineral resource estimate and mine plan for opportunities to improve the minable ore grade and/or reduce the strip ratio in the early years of the mine plan. In their review, Minxcon determined that there is an opportunity to improve the minable ore grade by using selective mining rather than the bulk mining method as proposed in the pre-feasibility study (“PFS”).  Preliminary results indicate that Esaase could be selectively mined at higher grades than the bulk mining plan prepared for the PFS.

Minxcon are currently working on a refined block model utilizing existing data which the Company expects will more precisely delineate the mineralized zones within the resource area and produce a resource estimate which will subsequently be used for selective mine planning.  The Company expects to be able to release the results of the revised resource estimate in the coming months.

The Company intends on continuing to work with DRA and Minxcon over the coming months to continue to de-risk and enhance the Esaase Project by advancing engineering studies.  The Company expects that the economics of the project will be significantly improved by i) increased mineable ore grade by selectively mining the deposit instead of bulk mining and ii) more effective processing by utilizing flotation instead of whole ore leaching.  In addition, a reduction in plant throughput capacity to 4.0 MTPA from 7.5-9.0 MTPA is expected to reduce the project capital cost to approximately $260 million, significantly lower than the current PFS, resulting in a more financeable option for the Company by utilizing its current cash balance of approximately $188 million.

Description of the Business

The Company was incorporated on September 23, 1999 under the laws of British Columbia.  The Company is in the exploration and development stage and is focused on advancing its principal property, the Esaase Gold Project to commercial production. In addition to its principal project, the Company holds a portfolio of other Ghanaian gold concessions in various stages of exploration. The Company’s shares trade on the Toronto Stock Exchange (“TSX”) and American Stock Exchange (“AMEX”) under the symbol “KGN”.

The Company continues to be well financed with cash and cash equivalents at June 30, 2012 of $188.4 million. Although the Company expects to have to raise additional capital, management has estimated that the Company will have adequate funds from existing working capital to meet corporate, development, administrative and property obligations for the coming 24 months, including the completion of a bankable feasibility study on the Esaase property.

The Company has been judicious in its protection of the capital it has on hand by investing only in high interest savings accounts and Guaranteed Investment Certificates and has no investments in asset-backed commercial paper.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Expenditures

For the three months ended June 30, 2012, the Company incurred $1.3 million of exploration and evaluation expenditures on its Esaase Gold Property in areas where the technical feasibility and economic recoverability has not yet been established. These costs were incurred to complete an exploration and evaluation drill program, in the Dowohodo and Bilpraw areas. During June 2012, exploration drilling was suspended for the time being.

	Three months ended June 30,
	2012	2011

Esaase:
Camp operations	$237,982	$439,047
Development support costs	-	380,118
Equipment and infrastructure	-	307,239
Engineering studies	-	1,432,772
Exploration drilling	518,889	1,106,703
Exploration support costs	326,449	726,614
Sustainability	-	587,519
Technical and in-fill drilling	-	2,324,272
Share-based compensation	148,413	1,329,506
VAT receivable allowance	63,024	638,546
	1,294,757	9,272,336
Asumura:	2,300	-
Total project expenditures for the period	$1,297,057	$9,272,336

The results of the PFS for the Esaase project indicate the technical feasibility and commercial viability of the extraction of mineral resources in the area. As per the Company’s accounting policy for exploration and evaluation expenditures (refer to note 3(g) in the audited annual consolidated financial statements for the year ended March 31, 2012 and 2011), once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, further costs incurred for the development of the project are capitalized as mineral interests. Based on the positive result of the PFS the Company effective October 1, 2011 began capitalizing costs associated with the development of the Esaase project. During the three months ended June 30, 2012, the Company capitalized $4.2 million of development costs to mineral interests and development assets.

	Three months ended June 30,
Development costs capitalized to mineral interests	2012	2011

Esaase:
Camp operations	$797,554	$-
Development support costs	15,338	-
Feasibility studies and engineering	1,418,193	-
Sustainability	1,284,638	-
Share-based compensation	555,688	-
VAT receivable allowance	84,693	-
Total development costs for the period	$4,156,104	$-

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Esaase Gold Property

The Esaase Gold Property is located in the Amansi West District of Ghana, approximately 35km south west of the regional capital Kumasi. The property consists of several mining concessions of which the three largest are the Esaase Concession, Jeni River Concession and Sky Gold Concession.  The Esaase Concession is approximately 10km in a northeast direction by 4km in a northwest direction covering 42.32 square kilometers.

The property was acquired through an option agreement with Sametro Co. Ltd. (“Sametro”) dated May 3, 2006. Under the terms of the agreement, the Company was to make a series of cash payments totaling $0.89 million, issue 780,000 common shares and incur minimum exploration expenditures of $2.25 million over a three year period.

During the year ended March 31, 2008, after having already made cash payments of $0.5 million, issued 40,000 common shares and completed the full exploration expenditure requirement, the Company renegotiated the option agreement so that all further cash and share payments were no longer owed. In lieu of these payments, the Company paid $0.85 million to a creditor of Sametro and issued 40,000 additional common shares to Sametro. Subsequent to these payments, the Company was granted the full Esaase Mining Lease by the Minerals Commission and Minister of Mines, Lands and Forestry with no further obligation to any party aside from the royalty and government commitments.

During the year ended March 31, 2008, the Company purchased 100% private ownership of the Jeni Concession mining lease and exploration rights. The Jeni Concession lies directly to the southwest and contiguous to the Esaase Gold property. In consideration for the acquisition of the mining lease, Keegan paid $50,000 to the Bonte Liquidation Committee and $50,000 to the Minerals Commission of Ghana for the title transfer.

Both are governed by mining leases that grant the Ghanaian government a standard 10% carried interest and a 5% royalty and the Bonte Liquidation Committee a 0.5% royalty. Subsequent to the granting of these mining leases, the Ghanaian government amended the royalty scheme in Ghana. (See “Ghanaian mining royalties” in this section).

Acquisitions

On April 18, 2012 the Company entered into the Land Swap Transaction with Mpatoam Small Scale Mining Company Limited.  In the agreement, Keegan agreed to voluntarily surrender a 13 square kilometer portion of the Jeni River Mining Lease which is suitable for small scale mining, to the Ghanaian Government to be blocked out and allocated for small scale mining to the Mpatoam Small Scale Miners.  In return Mpatoam has also agreed to vacate and surrender to the Government of Ghana, 11 square kilometers of concessions along strike to the south-west of the Esaase main zone.

On July 10, 2012, the Ghanaian Minerals Commission completed its review of the Land Swap Transaction and issued the appropriate certificates of surrender to the Ministry of Lands and Natural Resources for issue to each of the named small scale mining license holders.  The Company expects the Government of Ghana will grant appropriate mineral rights to Keegan over the current Mpatoam concessions during the 2012 calendar year.

Exploration

In June 2012 the Company deferred further exploration drilling to allow its cash treasury to be deployed in advancing Esaase to production.  It is expected that exploration drilling will resume upon completion of the Land Swap Transaction.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Reserves and Resources

This summarized Resource Statement was determined as at 1st August 2011 and has been prepared and reported in accordance with Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of June 2011 and the classifications adopted by CIM Council on November 27th 2010. The resource estimate has been classified as a Measured, Indicated and Inferred Resource based on the confidence of the input data, geological interpretation, and grade estimation. It should be noted that mineral resources that are not mineral reserves do not have demonstrated economic viability.

Esaase Gold Project – Global Resource Estimate

(See 43-101 technical report available on SEDAR.com)

Multiple Indicator Kriging Estimate (8mE x 10mN x 5mRL Selective Mining Unit), with with
Ordinary Kriging Estimate (20mE x 20mN x 10mRL and 20mE x 40mN x 10mRL Parent Cells)

	Lower Cutoff Grade (g/t Au)	Tonnes (Mt)	Average Grade (g/t Au)	Ounces (Kozs)
Measured	0.3	5.34	1.2	200
	0.4	5.03	1.2	196
	0.5	4.66	1.3	191
	0.6	4.21	1.4	183
	0.7	3.73	1.4	173
	0.8	3.26	1.5	162
	0.9	2.83	1.7	150
	1	2.44	1.8	139
Indicated	0.3	102.90	1.1	3,543
	0.4	93.71	1.1	3,441
	0.5	83.03	1.2	3,288
	0.6	72.04	1.3	3,096
	0.7	61.67	1.5	2,882
	0.8	52.51	1.6	2,663
	0.9	44.72	1.7	2,451
	1.0	38.14	1.8	2,251
Inferred	0.3	50.04	1.0	1,598
	0.4	45.90	1.1	1,553
	0.5	40.54	1.1	1,476
	0.6	34.82	1.2	1,375
	0.7	29.39	1.3	1,262
	0.8	24.79	1.4	1,153
	0.9	20.61	1.6	1,039
	1.0	17.12	1.7	932
Note: appropriate rounding has been applied

A Pre-Feasibility Study on the Project was completed in September 2011 (the “PFS”). The PFS was based on a gold price of $1,150 per ounce and a mill throughput rate of 9.0 MTPA for oxide material and 7.5 MTPA for fresh material.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Based on the positive outcome of the PFS the following Mineral Reserves were reported in accordance with Canadian National Instrument 43-101, ‘Standards of Disclosure for Mineral Projects’ of June 2011 and the classifications adopted by CIM Council in November 2010.

The Mineral Reserve was based on a cutoff of 0.4g/t Au and was determined as of September 1, 2011.

All stated Mineral Reserves are completely included within the Resources as shown above.

Deposit	Mineral Reserves (See 43-101 technical report available on SEDAR.com)
	Proven			Probable			Total
	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)	Tonnes (Mt)	Grade (g/t)	Insitu Au (koz)
Esaase	5.1	1.2	199	74.3	1.1	2,685	79.4	1.1	2,884

Engineering and Development

In June 2012, the Company initiated efforts to re-focus its development plan for Esaase looking at two specific areas, as follows:
-	a processing plant with a reduced capacity and improved process design to substantially reduce the upfront capital requirements for the project, and
-	an improved mine plan featuring higher grade feed to the processing plant and/or a lower strip ratio in the early years of the mine life.

The Company has engaged DRA Minerals Projects (“DRA”) of Johannesburg, South Africa to investigate improved process design and a reduced capacity processing plant.  Initial work by DRA investigated the merits of utilizing the flotation process to reduce the volumes of material subjected to cyanide leaching.  The benefits of flotation include:
-	lower capital cost as only about 10% of the ore is subjected to cyanide leaching;
-	lower operating cost due to reduced reagent consumption, and
-	lower environmental risk as the volume of tailings contaminated with cyanide leaching solution is only about 10% of the ore volume.
The above benefits are partially offset by a reduced recovery of gold, particularly while treating oxide ores.  Based on flotation test work conducted at Amdel laboratories in Perth, Australia as part of Keegan’s 2010/11 metallurgical test work program, DRA estimated the average recovery for the Esaase ore to be approximately 88% versus 91% average with whole ore leaching as stated in the PFS.

In a trade-off study, DRA estimated capital and operating costs for flotation and whole ore leach processing and determined that flotation is the preferred processing route as it would provide improved project economics and environmental advantages over whole ore leaching.

Based on the revised process flow sheet, DRA initiated a conceptual level capital and operating cost estimate for a 4.0 MTPA processing plant.  DRA has recent construction and production gold plant experience in Ghana, having been responsible for the engineering and construction of the Edikan mill for Perseus Mining Ltd in 2010/11, which is based on a flotation process based design.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Based on work done to-date, the Company expects that a 4.0 MTPA operation at Esaase would have a capital cost estimate of approximately US$260 million including all project items except mining equipment, which is expected to be provided as part of an agreement with a mining contractor.  Operating costs are expected to be estimated at approximately $16 to $17 per tonne of ore milled for processing (excluding mining costs or general & administrative costs).

Also in June 2012, the Company engaged Minxcon, a South African based consultancy firm to review the mine plan and mineral resource estimate for opportunities to improve the grade of ore mined and/or reduce the strip ratio in the early stages of the mine plan.  Based on their extensive experience modeling Ghanaian gold-bearing quartz veins systems hosted by Birimian-age sedimentary rock, Minxcon determined that there was an opportunity to improve the grade of ore mined by using selective mining rather than the bulk tonnage mining method proposed in the PFS.

As an initial step, Minxcon reduced the size of the blocks in the resource model from 20 metres x 20 metres x 10 metres to 20 m x 20 m x 3 m.  In addition, Minxcon identified that the previous resource estimate had utilized 3 metre assay composites which will make it more difficult to identify higher grade portions within the deposit.  By reducing the sample interval to 1 metre, variability and selectivity was re-introduced into the model.  Preliminary results indicate that these changes were successful in improving the ore grade above the bulk mining plan as prepared for the PFS and as such, Keegan expects that Esaase could be selectively mined at higher ore grades than the PFS mining plan.

Minxcon are currently working on a refined block model utilizing existing data which the Company expects will more precisely delineate the mineralized zones within the resource area and produce a resource estimate which will subsequently be used for selective mine planning.  The Company expects to be able to release the results of the revised resource estimate in the coming months.

The Company intends on continuing to work with DRA and Minxcon over the coming months to continue to de-risk and value enhance the Esaase project by advancing engineering studies.  The Company expects that the economics of the project will be significantly improved by i) increased ore grade by selectively mining the deposit instead of bulk mining and ii) more effective processing by utilizing flotation instead of whole ore leaching.  In addition, the reduction in plant capacity to 4.0 MTPA from 7.5-9.0 MTPA is expected to reduce the capital cost to approximately $260 million, an order of magnitude lower than the current PFS, and a level which is expected to be more financeable for the Company by utilizing its current cash balance of approximately $188 million.

The Company has completed environmental baseline studies necessary for completion of an Environmental Impact Statement (“EIS”), which is required for obtaining an environmental permit from the Ghanaian Environmental Protection Agency (“EPA”).  Currently the Company is finalizing a revised Environmental Scoping Report (“ESR”) for submission to the EPA in the coming months.  Once the revised development plan is completed, the Company expects to be in a position to rapidly move towards obtaining an environmental permit from the EPA.

Community and stakeholder engagement continued throughout the period in preparation for a community consultation process following submission of the Company’s ESR to the EPA.

Free carried interest to the Ghanaian government

Pursuant to the provisions of the Ghanaian Minerals and Mining Act of 2006, effective in the fourth quarter of the fiscal year 2011, the Ghanaian government acquired, for zero proceeds, a 10% free carried interest in the rights and obligations of the mineral operations of both Esaase Gold Property and Keegan Resources Ghana Limited (“Keegan Ghana”). Keegan Ghana has reserved for issue 10% of its common shares to the Ghanaian government, and one government representative was appointed to its Board of Directors. The 10% ownership stake represents a non-participating interest where the Ghanaian Government is entitled to 10% of declared dividends from the net profit of Keegan Ghana at the end of a financial year but does not have to contribute to its capital investment.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Ghanaian mining royalties

On March 19th, 2010, the government of Ghana amended section 25 of the Minerals and Mining Act of 2006 (Act 703), which stipulates the royalty rates on mineral extraction payable by mining companies in Ghana. The section now states that a holder of a mining lease, restricted mining lease, or small-scale mining license shall pay royalty in respect of minerals obtained from its mining operations to the Republic of Ghana at the rate of 5% of the total revenue earned from minerals obtained by the holder. Currently, uncertainty exists on how this amendment will affect the Esaase Gold Property’s existing mining lease and whether this rate will change as the Company goes through negotiations with the government with respect to a stability or development agreement for the project.

Esaase option agreement suit

Keegan Ghana was named jointly with the Ghana Minerals Commission as a co-defendant in a legal suit by Sametro Co Ltd., the company that had originally optioned the Esaase gold property to the Company (the “Litigation”). The Plaintiff is alleging certain irregularities in connection with the closing of the option resulting in Keegan Ghana’s acquisition of the Esaase gold property and the issuing of the requisite regulatory approvals under Ghanaian law. Keegan Ghana has refuted the allegations on grounds that it had at all material times acted legally and in good faith and has therefore filed a defense and counter-claim against the Plaintiff.

Effective November 24, 2011, the Company entered into a written settlement agreement with two parties who together hold a 60% interest in the outcome of the Litigation. These parties acquired their interests in the Litigation pursuant to a settlement agreement reached in 2010 with the principal plaintiff, Sametro Co Ltd. that was entered into the Ghana High Court at Tarkwa. Keegan's partial settlement agreement provides that the two settling parties will receive an aggregate of $1.5 million conditional primarily upon acceptance of the agreement by the Ghanaian Court and certain other conditions all of which can be waived by Keegan in its sole discretion. During the three months ended December 31, 2011 Keegan made payments totaling $0.1 million and accrued $1.4 million for the remainder of the settlement amount.

The Company continues to view the remaining litigation as without legal merit and the claim will be vigorously defended.  The Ghana Minerals Commission has also denied the allegations and filed a defense to the suit. The Company’s potential liability for damages, if any, is currently not determinable.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Asumura Gold Property

The Company entered into an option agreement with GTE Ventures Limited (“GTE”) dated February 18, 2005 and subsequently amended, through which it acquired an undivided 100% private interest in the Asumura Reconnaissance Concession (“Asumura property”) located in the Republic of Ghana, West Africa.

The Asumura property is subject to a 3.5% NSR royalty; 50% of which may be purchased for US$2,000,000 from GTE and the remaining 50% may be purchased for an additional US$4,000,000. If the property is converted to a Mining License, in accordance with Ghanaian law, it will become subject to a further 5% royalty and 10% carried interest by the Ghanaian government.

During the second quarter of the fiscal year ending March 31, 2011, the Company initiated its drill program on the Asumura Gold Property. With the completion of the field program in March 2011, management is in the process of reviewing its technical data to determine the next phase for the project. The Company did not incur any exploration and evaluation expenditures on the Asumura property during the fiscal year ended March 31, 2012.

Qualified Person

The revised resource estimate issued under the Company’s most recent NI 43-101 technical report dated September 22, 2011 was prepared by Coffey Mining and provides a summary of the PFS that was completed in September 2011, which is available at www.sedar.com. The independent Qualified Persons, under the standards set forth by National Instrument 43-101, for this report are Mr. Brian Wolfe, Mr. Harry Warries and Mr. Christopher Waller, all members of the AusIMM. This technical report supersedes other technical disclosures previously made by Keegan, namely the previous resource estimate (February 2011) and the Preliminary Economic Analysis (May 2010).

Ms. Andrea Zaradic, P. Eng., a registered professional engineer, is the Company's designated Qualified Person for the purposes of the PFS.

RC samples were taken at one-meter intervals under dry drilling conditions by geologic and resource consultant Coffey Mining Pty Ltd, utilizing drilling and sampling techniques widely accepted in resource definition studies of other West African gold deposits. All reverse circulation drill samples are weighed on site. Core portions of the drill holes consist predominantly of HQ core. They were logged and sawn on site with half samples sent to the lab. All samples are analyzed for gold using standard 50 gram fire assay with atomic absorption finish by Transworld Laboratories (GH) Ltd. In Tarkwa, Ghana, SGS Labs in Tarkwa, Ghana, and ALS Chemex Labs in Kumasi, Ghana. QA/QC programs emplaced by Keegan and Coffey Mining show industry acceptable precision and accuracy limits on both Certified Standards and duplicate samples. Coffey Mining Pty Ltd, under the direction of Brian Wolfe, who is a Qualified Person with respect to NI 43-101, validated the database and QA/QC programs, supervised the wireframing of the grade shells, and performed the variography, block modeling, multiple indicator and ordinary kriging and resource estimate.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Results of Operations

Three months ended June 30, 2012 and 2011

During the three months ended June 30, 2012, Keegan incurred a net loss of $5.7 million or $0.08 per share compared to a net loss of $12.7 million or $0.17 per share during the same period in the previous year, a decrease of $7.0 million or approximately 55%.

Exploration and evaluation expenditures were $1.3 million during the three months ended June 30, 2012 as compared to $9.3 million in the same period of the previous year, a decrease of $8.0 million or 86%. In June 2012 the Company put  exploration programs on hold in an effort to conserve cash for deployment in advancing Esaase to production. This conservation of cash and the commencement of capitalizing development costs associated with the Esaase Gold Project on October 1, 2011 are the reasons for the significant decrease in exploration and evaluation expenditures. The Company is now capitalizing all development costs associated with the Esaase Gold Project due to the results of the PFS. Exploration and evaluation expenditures now reflect only those expenditures incurred to identify new deposits outside of the main Esaase deposit. Overall, the $8.0 million decrease in exploration and evaluation expenditures are offset by an increase of $4.2 million of development activities that were capitalized to mineral interests during the period and that would have been included in exploration and evaluation expenditures prior to the completion of the PFS.

Administration expenses incurred during the three months ended June 30, 2012 were $3.9 million compared to $4.2 million in the same period in the previous year, a decrease of $0.3 million or approximately 7%. The main reason for this decrease was a decrease in share-based compensation (by $1.0 million or 35%) resulting from a change in the timing of the Company’s annual stock options grant.

The decrease in share-based compensation was partially offset by increases in other administration expenses, including the following:

-	Travel, promotion and investor relations (by $0.5 million or 234%), due to an increase in marketing and travel to investment conferences and roadshows.
-	Consulting fees, directors’ fees and wages and benefits (by $0.1 million or 12%) as a result of increased administrative staffing levels from the same period in the prior year.
-	Office, rent and administrative costs (by $0.1 million or 28%), consistent with the expansion of the Company’s administrative infrastructure and operations.

Other expenses for the three months ended June 30, 2012 were $0.5 million as compared to income of $0.8 million in the same period in the previous year, an increase of $1.3 million. This change is due to fluctuations in foreign exchange rates and changes to the Company’s exposure to Canadian dollar cash balances. In addition, investment income decreased (by $0.5 million) because the Company switched from holding mostly Canadian dollars in the comparative period to predominately US dollars during the three months ended June 30, 2012. The rate of return on US dollar deposits was significantly less than on the Canadian dollar deposits.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Summary of Quarterly Results

The following table is a summary of certain consolidated financial information concerning the Company for each of the last eight reported quarters:

Quarter ended	Interest and other income	Loss and comprehensive loss	Loss per share
June 30, 2012	$118,664	$5,675,510	$0.08
March 31, 2012	$155,117	$7,260,807	$0.10
December 31, 2011	$383,849	$2,740,892	$0.04
September 30, 2011	$392,092	$15,493,391	$0.21
June 30, 2011	$626,831	$12,654,373	$0.17
March 31, 2011	$280,720	$10,930,028	$0.14
December 31, 2010	$72,582	$7,582,252	$0.16
September 30, 2010	$66,047	$6,702,379	$0.15

Liquidity and Capital Resources

The Company had working capital of $186.4 million at June 30, 2012 compared to $193.7 million at March 31, 2012, representing a decrease in working capital of $7.3 million. As at June 30, 2012, the Company had cash and cash equivalents of $188.4 million compared to cash and cash equivalents of $197.6 million as at March 31, 2012. The Company believes it currently has sufficient working capital on hand to meet its expected capital requirements for the coming 24 months.  Additional funds may be received through the exercise of outstanding common stock warrants and options or through the sale of additional common shares either as a private placement or common stock offering.  The Company may also consider other forms of project financing that may include but won’t be limited to debt.

During the three months ended June 30, 2012, cash used in operating activities was primarily attributable to exploration programs carried out on the Company’s mineral properties and administration expenses.  The Company’s investing activities primarily consisted of development expenditures related to the Esaase Gold Project and the receipt of interest on cash and cash equivalents. There were no significant financing activities during the period.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

As at June 30, 2012, the other sources of funds potentially available to the Company are through the exercise of 284,050 broker warrants with an exercise price of $7.50 and of the outstanding share-based options with terms as follows:

Exercise price	Number outstanding at June 30, 2012	Expiry date	Number exercisable at June 30, 2012

C$4.20	345,000	February 5, 2013	345,000
C$1.12	12,500	January 15, 2014	12,500
C$3.31	70,000	June 2, 2014	70,000
C$3.10	225,000	July 2, 2014	225,000
C$3.10	75,000	July 17, 2014	75,000
C$4.01	320,000	October 6, 2014	320,000
C$6.50	220,000	December 13, 2014	220,000
C$6.19	1,347,500	May 26, 2015	1,347,500
C$8.00	331,250	March 17, 2016	309,375
C$4.59	1,577,500	February 16, 2017	591,563
C$3.74	2,202,500	June 7, 2017	550,625
	6,726,250		4,066,563
Weighted average contractual life remaining at June 30, 2012	3.80		3.14

There can be no assurance, whatsoever, that any of these outstanding securities will be exercised.

Histroically, the Company’s operations have been primarily funded from share issuances through private placements and the exercise of warrants and share-based options. The Company has and may continue to have capital requirements in excess of its currently available resources. In the event the Company’s plans change, its assumptions change or prove inaccurate, or its capital resources in addition to projected cash flow, if any, prove to be insufficient to fund its future operations, the Company may be required to seek additional financing.

Although the Company has been successful in raising capital, there can be no assurance that the Company will have sufficient financing to meet its future capital requirements or that additional financing will be available on terms acceptable to the Company in the future.

The Company is in the process of acquiring and exploring its interests in resource properties and has not yet determined whether these properties contain mineral deposits that are economically recoverable. The continued operations of the Company and the recoverability of expenditures incurred to earn an interest in its resource properties are dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, obtaining necessary financing to explore and develop the properties, and upon future profitable production or proceeds from disposition of the resource properties.

Commitments

As at June 30, 2012, the Company did not have any significant contractual commitments, except as disclosed in note 3 and 8 of the condensed interim consolidated financial statements for the three months ended June 30, 2012 and 2011.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Reconciliation of previous financings

Reconciliation of Use of Proceeds from February 2011 Offering

Esaase Property Costs			Budget ($ 000s)	Actual ($ 000s)
Phase 1	Exploration	Drilling Assaying	11,200 1,680	3,451 2,033
	Development	Drilling	5,750	4,130
		Technical Drilling (Hydrogeo & Percussion)	500	-
		Assaying Metallurgy	862 500	- -
		Engineering Studies	2,250	9,350
		Wages and Overhead-Owners Development Team	2,000	905
	Sustainability (formerly Health, Safety, Environment and Community)		1,750	4,795
	Contingency (15%)		3,973	1,564
	Sub-Total:		30,466	26,228
Phase 2 (First 12 Months Only)	Engineering, Procurement, Construction Management		18,000	-
	Pre-Production excavation		3,750	-
	Infrastructure		7,000	-
	Mining Equipment Fleet		24,000	-
	Long Lead Process Plant Items		9,000	-
	Health Safety Environment and Community (HSEC)		1,750	-
	Camp Costs Camp Construction & Vehicles	Camp Operational Costs Camp Construction & Vehicles	9,472 5,000	3,530 952
	Wages and Overhead-Owners Development Team		4,000	-
	Contingency (15%)		12,295	-
	Sub-Total:		94,268	-
Total 24 month budget for Esaase Property			124,735	30,710
Corporate development and overhead (estimated at $500,000 per month)			12,000	15,669
Unallocated working capital and potential acquisitions			72,865	3,569
Total Use of Proceeds			$209,600	$49,948

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Off-Balance Sheet Arrangements

None

Transactions with Related Parties

All transactions with related parties have occurred in the normal course of operations and are measured at their fair value as determined by the management. All amounts are unsecured, non-interest bearing and have no specific terms of settlement.

Related party transactions (recoveries):

	Three months ended June 30,
	2012	2011

Universal Mineral Services Ltd. (i)	$738,381	$-
Rock-on Exploration Ltd. (ii)	15,000	35,370
Other public companies (iii)	-	(311,506)
	$753,381	$(276,136)

Related party balances receivable (payable):

	June 30, 2012	March 31, 2012

Universal Mineral Services Ltd.	$(293,074)	$-
Rock-on Exploration Ltd.	(15,643)	(41,532)
Other public companies	-	18,126
	$(308,717)	$(23,406)

Universal Mineral Services Ltd. (“UMS”) was a wholly owned subsidiary of the Company until March 30, 2012, at which time the Company disposed of a net 75% interest in UMS and relinquished control. UMS is now a private company with certain key management personnel and directors in common with the Company, and pursuant to an agreement dated March 30, 2012, provides geological, corporate development, administrative and management services to the Company on cost recovery basis.

Rock-on Exploration Ltd. (“Rock-on”) is a private company controlled by a director of the Company. Pursuant to this geological consulting agreement, the Company pays $5,000 per month plus benefits ($10,000 per month plus benefits for the three months ended June 30, 2011).

During the year ended March 31, 2012, the Company recovered on a cost recovery basis, geological, corporate development, administrative and management services provided by UMS, to several companies with directors and officers in common. As UMS is no longer a wholly owned subsidiary, the Company is not recovering any costs from these related parties.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Subsequent Events

None

Proposed Transactions

None

Critical Accounting Estimates

The presentation of financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the assessment of impairment of long-lived assets including mineral properties, amortization of furniture, equipment and leasehold improvements, asset retirement obligations and the valuation of stock-based compensation. Actual results could differ from those estimates.

The accounting policies described below are considered by management to be essential to the understanding and reasoning used in the preparation of the Company’s financial statements and the uncertainties that could have a bearing on its financial results.

Asset retirement obligations: The fair value of a liability for an asset retirement obligation, such as site reclamation costs, is recognized in the period in which it is incurred if a reasonable estimate of the fair value of the costs to be incurred can be made. The Company records the estimated present value of future cash flows associated with site reclamation as a liability when the liability is incurred. Future costs are calculated using an estimated inflation rate in the country that the third party costs are expected to be incurred. At the end of each reporting period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs).

During the three months ended June 30, 2012, the Company increased the asset retirement provision by $0.6 million due to a decrease in the discount rate, as noted below.

The assumptions used to determined the Company’s asset retirement obligation are as follows:

Esaase project	Three months ended	Year ended
	June 30, 2012	March 31, 2011

Undiscounted and uninflated estimated future cash obligation	$8,532,476	$8,532,476
Expected term until settlement	13 years	13 years
Discount rate	1.67%	2.23%

Stock-based compensation: The Company accounts for all stock-based payments and awards made to employees and non-employees under the fair value based method. Fair value is estimated using the Black-Scholes Option Pricing Model. Option pricing models require the input of highly subjective assumptions including the expected price volatility and the period in which the option will be exercised or the expected life of the options. The estimates concerning volatility are made with reference to historical volatility, which is not necessarily an accurate indicator of future volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Development costs: Based on the positive results of the PFS, effective October 1, 2011, the Company commenced capitalizing all development costs associated with the Esaase Gold Project. Exploration and evaluation expenditures will now reflect those expenditures incurred to identify new deposits outside of the main Esaase deposit.

Changes in Accounting Policies including Initial Adoption

There has been no change in significant accounting policies from those disclosed in note 3 of the audited consolidated financial statements for the year ended March 31, 2012 filed on SEDAR.

Financial Instruments and Other Instruments

The Company is exposed to currency risk through its holding of Canadian dollar (“CAD”) cash and cash equivalents. At June 30, 2012, the company had a CAD balance of $33.0 million ($37.8 million at March 31, 2012), expressed in US dollar equivalents.

Internal Control over Financial Reporting

Management is responsible for the establishment and maintenance of a system of internal control over financial reporting. This system has been designed to provide reasonable assurance that assets are safeguarded and that the financial reporting is accurate and reliable. The consolidated financial statements have been prepared by management in accordance with IFRS and in accordance with accounting policies set out in the notes to the consolidated financial statements for the period ended June 30, 2012.

There has been no material change in the Company’s internal control over financial reporting during the three months ended June 30, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation and Effectiveness of Disclosure Controls and Procedures

Evaluation of Disclosure Controls and Procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, have evaluated the design and effectiveness of the Company’s disclosure controls and procedures and the design and effectiveness of internal controls over financial reporting as required by Canadian securities laws, and have concluded that such procedures are adequate to ensure accurate and complete disclosures in public filings.

There are inherent limitations in all control systems and no disclosure controls and procedures can provide complete assurance that no future errors or fraud will occur. An economically feasible control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

KEEGAN RESOURCES INC.

Management Discussion & Analysis
Three months ended June 30, 2012 and 2011

Summary of Outstanding Share Data

As of the date of this MD&A, there were 75,555,838 common shares of the Company issued and outstanding, 6,721,250 share purchase options outstanding and 284,050 share purchase warrants outstanding.

Forward-looking statements

This MD&A may contain “forward-looking statements” which reflect the Company’s current expectations regarding the future results of operations, performance and achievements of the Company, including but not limited to statements with respect to the Company’s plans or future financial or operating performance, the estimation of mineral reserves and resources, conclusions of economic assessments of projects, the timing and amount of estimated future production, costs of future production, future capital expenditures, costs and timing of the development of  deposits, success of exploration activities, permitting time lines, requirements for additional capital, sources and timing of additional financing, realization of unused tax benefits and future outcome of legal and tax matters.

The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as “anticipate,” “believe,” “estimate,” “expect”, “budget”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

The statements reflect the current beliefs of the management of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors, which could cause the actual results, performance, or achievements of the Issuer to differ materially from those expressed in, or implied by, these statements. These uncertainties are factors that include but are not limited to risks related to international operations; risks related to general economic conditions and credit availability, uncertainty related to the resolution of legal disputes and lawsuits; actual results of current exploration activities, unanticipated reclamation expenses; fluctuations in prices of gold; fluctuations in foreign currency exchange rates, increases in market prices of mining consumables, possible variations in mineral resources, grade or recovery rates; accidents, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, changes in national and local government regulation of mining operations, tax rules and regulations, and political and economic developments in countries in which the Company operates, as well as those factors discussed in the 20-F filing for the year ended March 31, 2012, available on SEDAR at www.sedar.com.

The Company’s management reviews periodically information reflected in forward-looking statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking statements and to the validity of the statements themselves, in the period the changes occur.

Historical results of operations and trends that may be inferred from the following discussions and analysis may not necessarily indicate future results from operations.

Readers are cautioned there can be no certainty that when various alternative lower throughput studies, which are now underway, are completed and integrated, that the overall conclusions will suggest the Esaase project economics are significantly improved over the current (September 2011) prefeasibility study economic analyses completed by Lycopodium Minerals PTY Ltd., which is on file at www.SEDAR.com.